UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2010 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 1-14642

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING Americas Savings Plan and ESOP

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

or

P.O. Box 810
1000 AV Amsterdam
           The Netherlands

ING AMERICAS SAVINGS PLAN AND ESOP
Contents of Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedules for the ING Americas Savings Plan and ESOP are being filed herewith:

	Audited Financial Statements and Supplemental Schedules
	December 31, 2010 and 2009, and the years then ended:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of:
		December 31, 2010 and 2009	2

	Statements of Changes in Net Assets Available for Benefits for the years ended:
		December 31, 2010 and 2009	3

	Notes to Financial Statements		4

	Supplemental Schedules:
		Schedule G, Part III Nonexempt Transactions	20
		Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	21

	Signature Page		22

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description

	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

ING U.S. Pension Committee
ING Americas Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the ING Americas Savings Plan and ESOP as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

 /s/ Ernst & Young LLP
Ernst & Young LLP
Atlanta, Georgia
June 29, 2011

ING AMERICAS SAVINGS PLAN AND ESOP
Statements of Net Assets Available for Benefits
As of December 31, 2010 and 2009

	2010	2009
Assets
Receivables:
Notes receivable from participants	$19,521,179	$18,578,167
Total receivable	19,521,179	18,578,167

Investments at fair value:
Mutual funds	401,321,995	337,933,632
Common collective trusts	215,715,034	191,826,377
ING Stock funds	73,886,034	79,738,464
Guaranteed investment contracts	384,714,192	372,659,694
Net assets available for benefits at fair value	1,075,637,255	982,158,167
Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	(14,306,828)	(5,974,736)
Net assets available for benefits	$1,080,851,606	$994,761,598

The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2010 and 2009

	2010	2009
Additions:
Interest and dividends	$23,713,456	$19,127,612
Interest income on notes receivable from participants	956,376	1,063,198
Contributions - participants	51,880,553	55,306,403
Contributions - employer	34,390,187	35,273,782
Rollover contributions	5,420,035	3,485,569
Total additions	116,360,607	114,256,564
Change in fair value of investments	74,954,873	128,456,998
Additions, including change in fair value of investments	191,315,480	242,713,562

Deductions:
Benefits paid directly to participants	102,473,712	67,216,999
Deemed distributions	2,040,338	1,645,411
Other	711,422	-
Total deductions	105,225,472	68,862,410
Net increase	86,090,008	173,851,152
Net assets available for benefits:
Beginning of year	994,761,598	820,910,446
End of year	$1,080,851,606	$994,761,598

The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements
December 31, 2010

1.	Description of the Plan

The following is a general description of the ING Americas Savings Plan and ESOP, hereinafter referred to as the “Plan.” Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time employees, as defined in the Plan document.  The Plan is intended to meet the requirements for qualification as both a profit sharing plan and stock bonus plan under the Internal Revenue Code (the “IRC”) Section 401(a) with an employee stock ownership feature under Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of IRC Sections 4975(e)(8) and 409(l). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ING North America Insurance Corporation is the Plan sponsor (“Plan Sponsor”, “ING” or the “Company”) and the ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”).  ING National Trust is the trustee of the Plan.

The Plan covers all eligible employees of ING as well as various other related ING participating employers.

Rights Offering

On October 26, 2009, ING Groep N.V. (the “Groep,” a Netherland corporation which is the parent of the Plan Sponsor) announced a rights offering to its shareholders. The rights offering is part of ING’s restructuring plan to separate its banking and insurance business. Participants of the Plan with investments in the ING stock funds received a proxy to vote with respect to the rights offering at the special shareholders meeting held November 25, 2009. The rights were issued to holders of shares of ING stock at the time that the issuance took place. As a result, the issuance increased the value of ING shares and, in turn, also increased the daily net asset value (“NAV”) per unit of the ING stock fund, which is based on the value of ING shares. In December 2009, the rights were sold on behalf of 401(k) plan participants by an independent fiduciary, and the proceeds of this sale were credited to the ING Market Stock Fund and ING Leveraged Stock Fund.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Investment Options

At December 31, 2010, the Plan’s assets were invested in the following investment vehicles:

Equity Index Trust
Goldman Sachs Collective Trust Strategic Value Fund
ING International Value Fund - Class I
ING Leveraged Stock Fund - Class I
ING Market Stock Fund
ING Real Estate Fund - Class I
ING Solution 2015 Portfolio - Initial Class
ING Solution 2025 Portfolio - Initial Class
ING Solution 2035 Portfolio - Initial Class
ING Solution 2045 Portfolio - Initial Class
ING Solution 2055 Portfolio - Initial Class
ING Solution Income Portfolio - Initial Class
ING VP Small Cap Opportunities Portfolio - Initial Class
Mainstay Large Cap Growth Fund
Nuveen NWQ Small/Mid-Cap Value Fund - Class R
PIMCO Total Return Fund - Institutional Shares
Russell Small Cap Completeness Index SL Series Fund
Stable Value Option
Vanguard International Growth Fund
Vanguard Total Bond Market Index Fund - Signal Shares

Concentrations of Risk

At December 31, 2010 and 2009, the Plan’s assets were significantly concentrated in ING mutual funds and shares of the Groep stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution.  Company contributions are based on participant deferrals and eligible earnings.  Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable.  Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and restore accounts previously forfeited.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Most participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year.  Certain specified participants are subject to a five year vesting schedule.  Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ING’s managed long term disability plan, or (4) termination or partial termination of the Plan.

The amount of forfeited nonvested participant accounts as of December 31, 2010 and 2009 was $1,356,214 and $1,062,305, respectively.

Effective November 1, 2010 any Participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of all of his or her accounts.

Participant Contributions

All participants in the Plan may contribute up to 50% of their pretax annual compensation.  Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”).  Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

Effective January 1, 2011, the Roth feature is allowed. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC contribution limits. The after-tax contributions plus earnings grow tax free and all qualified distributions are 100% tax free.

Employer Contributions

The Company matches participant pre-tax contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation.  The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.  As permitted by the Plan documents, the amount of forfeitures allocated in lieu of employer contributions as of December 31, 2010 and 2009 was $1,296,553 and $2,000,000, respectively.

Dividends

Dividends (if any) paid on Groep shares are distributed to participants. Vested participants (except those who are suspended from making contributions to the Plan due to a hardship distribution) could elect to have the dividends remain in the Plan or to receive the dividends in cash.  Those participants electing a cash payment are subject to current taxation on the amount received, but are not subject to the 10% penalty tax on early Plan distributions.  Participants who were not vested or who were suspended from the Plan due to a hardship distribution were required under the terms of the Plan to receive their Groep shares dividends in cash.  Dividends distributed as cash were $0 for the years ended December 31, 2010 and 2009.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Participant Loans

Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%.  Loan repayment periods are for a maximum of five years.  Principal and interest are repaid ratably through payroll deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. A loan is considered in default on the last business day of the calendar quarter following the calendar quarter in which the loan repayment was due. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

Benefits Paid

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s vested account balance; for any participant balances invested in Groep shares, election may be made to receive that portion of benefits in Groep shares.  Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his/her vested account balance.  As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

Beginning in 2008, the Plan Sponsor is responsible for paying all Plan expenses.  Plan Administrative expenses paid by the Plan were $0 for the years ended December 31, 2010 and 2009.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Plan accounts.

Other

Effective February16, 2010,  the Plan distributed $711,422 of participant loans to another qualified plan, due to a business divestiture.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As required by ASC “FASB Accounting Standards CodificationTM” (the “Codification” or “ASC”) Topic 946, “Financial Services - Investment Companies” and ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans,” investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  ASC Topic 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  No allowance for credit losses has been recorded as of December 31, 2010 or 2009.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep shares, guaranteed investment contracts (“GICs”), common collective trusts and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep shares are based on the daily NAV per unit of the ING Stock Funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts are valued at the NAV redemption value as determined by the trustee.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

As discussed above, the Plan accounts for fully benefit responsive investment contracts in accordance with ASC Topics 946 and 962. Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest.  Interest credited is net of expenses.  Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment.  Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value.  The fair value of the Stable Value Option which consists of an underlying GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Interest income is recorded on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassification

Certain 2009 balances have been reclassified to conform to the 2010 presentation.

Recently Adopted Accounting Standards

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-01, “Topic 105 – Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (“ASU 2009-01”), which confirms that as of July 1, 2009, the “FASB Accounting Standards CodificationTM” (“the Codification” or “ASC”) is the single official source of authoritative, nongovernmental US GAAP.  All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

The Plan adopted the Codification as of July 1, 2009.  There was no effect on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.  The Plan has revised its disclosures to incorporate references to the Codification topics.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value” (“ASU 2009-05”), which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability’s fair value:

▪	The quoted price of the identical liability when traded as an asset; or
▪	Quoted prices for similar liabilities or similar liabilities traded as assets; or
▪	Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 were adopted by the Plan on December 31, 2009. The Plan determined, however, that there was no effect on the Plan’s financial statements upon adoption, as its guidance is consistent with that previously applied by the Plan under US GAAP.

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Plan on December 31, 2009. The Plan determined, however, that there was no effect on the Plan’s financial statements upon adoption, as its guidance is consistent with that previously applied by the Plan under US GAAP.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

▪	Significant transfers in and out of Level 1, Level 2, and Level 3 fair value measurements and the reason for the transfers;
▪	Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
▪	Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
▪	Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The guidance in ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, with the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011. Adopting the provisions of ASU 2010-06 had no impact on the Plan’s financial statements.

Reporting Loans to Participants

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25).  ASU 2010-25 requires participant loans to be measured at their unpaid balance plus any accrued but unpaid interest and classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments.  ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively.  Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.  Participant loans have been reclassified to notes receivables from participants and interest on the loans has been reclassified to interest income on notes receivable from participants as of December 31, 2009.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, “Subsequent Events,” which establishes:

▪	The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
▪	The circumstances under which an entity should recognize such events or transactions in its financial statements; and
▪	Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

These provisions, as included in ASC Topic 855, were adopted by the Plan on June 30, 2009. The Plan determined that there was no effect on the Plan’s financial statements upon adoption, as the guidance is consistent with that previously applied by the Plan under U.S. auditing standards.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”, which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance.

The Plan determined that there was no effect on the Plan’s financial statement upon adoption of ASU 2010-09 as the guidance is consistent with that previously applied by the Plan under U.S. auditing standards.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures [although certain of these new disclosures will not be required for nonpublic entities]. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3.	Income Tax Status

The Plan received a determination letter from the IRS dated May 19, 2009, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has corrected the majority of the nonexempt transactions as of December 31, 2010, approximately $30,708 will be corrected during 2011. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the code and therefore believes the Plan is qualified and the related trust is tax-exempt.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; On January 21, 2011 the Plan was notified by the IRS of an examination for plan year ending December 31, 2008 and 2009.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

4.	Investments

The value of individual investments that represent 5% or more of the Plan’s total net assets is as follows as of December 31:

	2010	2009
Equity Index Trust	$111,404,549	$100,676,368
Mainstay Large Cap Growth Fund	109,711,583	99,613,355
PIMCO Total Return Fund - Institutional Shares	56,126,200	*
Russell Small Cap Completeness Index SL Series Fund	77,911,363	66,230,799
Stable Value Option (at contract value)**	370,407,364	366,684,958
Vanguard International Growth Fund	57,183,739	*

* Investments were not greater than 5%.
**The fair value of the Plan's investment in the Stable Value Option was $384,714,192 and $372,659,694 at December 31, 2010 and 2009, respectively.

The net appreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation on those investments, is as follows for the years ended December 31:

	2010	2009
Mutual funds	$40,017,108	$67,615,036
Common collective trusts	34,398,985	44,665,480
ING Stock funds	538,780	16,176,482
Net appreciation in fair value	$74,954,873	$128,456,998

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

5.	Investments in Insurance Contracts

As of December 31, 2010, the Plan maintained one GIC related investment option, the Stable Value Option.  The underlying investment of the Stable Value Option consists of the Separate Account GIC contract ST-14698 (the “Contract”) issued by ING Life Insurance and Annuity Company (a party-in-interest).  The contract owned by the Plan is considered fully benefit-responsive in accordance with ASC Topic 962.  As of December 31, 2010 and 2009, the contract value of the investments in insurance contracts is $370,407,364 and $366,684,958, respectively.

The earnings of the GIC investment are based on an interest rate applied to each participant’s outstanding balance.  The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.

Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value.  The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations.  Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity.  In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

The average yields based on actual earnings for the Contract for the years ended December 31, 2010 and 2009, were 5.87% and 6.61%, respectively.  The average yield based on interest credited to participants for the Contract for the years ended December 31, 2010 and 2009, were 3.61% and 3.45%, respectively. The crediting interest rates to participants for the Contract as of December 31, 2010 and 2009 were 3.60% and 3.45%, respectively. The Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC issuer may discontinue the contract with the Plan under the following circumstances:

▪	The Plan fails to meet any of its obligations under this contract or under any related agreement;
▪	All amounts under this contract are withdrawn;
▪	The Plan is no longer a qualified plan under the Code;
▪	The Plan is terminated;
▪	The Plan no longer has any obligations under the Plan;
▪	Any action is taken by the Plan Sponsor, or any other official, which:
a)	Creates a Competing Investment Option;
b)	Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;
c)	Materially affects the issuers’ rights and obligations under this contract;
▪	The Plan, without the issuers’ written agreement, attempts to assign the Plan’s interest in this contract;
▪	The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;
▪	The issuer elects to discontinue accepting deposits for all contracts of this class;
▪	Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);
▪
A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer’s obligations hereunder.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

In addition, the contract automatically discontinues if, at any time, the issuer calculates the weighted immediate credited rate to be 3% or less.  The issuer gives the Plan at least 30 days notice of such a discontinuance.

6.	Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statement of Net Assets Available for Benefits are categorized as follows:

▪	Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪
Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Inputs other than quoted market prices that are observable; and
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

The following tables present the Plan’s hierarchy for its assets measured at fair value.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds:
U.S. equities	$157,655,627	$-	$-	$157,655,627
International equities	100,859,999	-	-	100,859,999
Lifecycle funds(1)	81,681,797	-	-	81,681,797
Short-term investment fund(2)	61,124,572	-	-	61,124,572
Common collective trusts(3):
U.S. equities	-	209,354,598	-	209,354,598
Short-term investment fund	-	6,360,436	-	6,360,436
ING Stock funds(4)	-	73,886,034	-	73,886,034
Guaranteed investment contracts	-	384,714,192	-	384,714,192
Total	$401,321,995	$674,315,260	$-	$1,075,637,255

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds:
U.S. equities	$131,828,148	$-	$-	$131,828,148
International equities	92,538,988	-	-	92,538,988
Lifecycle funds(1)	63,881,022	-	-	63,881,022
Short-term investment fund(2)	49,685,474	-	-	49,685,474
Common collective trusts(3):
U.S. equities	-	182,148,555	-	182,148,555
Short-term investement fund	-	9,677,822	-	9,677,822
ING Stock funds(4)	-	79,738,464	-	79,738,464
Guaranteed investment contracts	-	372,659,694	-	372,659,694
Total	$337,933,632	$644,224,535	$-	$982,158,167

(1) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.
(2) This category is designed to protect capital with low risk investments in bonds and various short-term debt instruments. There are currently no redemption restrictions on these investments. The fair value of the investments in this category have been estimated using the net asset value per share.
(3) This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.
(4) This category includes a single investment in ING Groep Shares. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

Valuation of Financial Assets and Liabilities

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820.  Valuations are obtained from either a third party commercial pricing services or the various fund groups.

The following valuation methods and assumptions were used by the Plan in estimating the fair value of the following financial instruments:

Mutual funds: Mutual funds are reported at NAV as calculated by the mutual fund based upon the value of the securities held by the mutual funds and are included in Level 1.  This financial instrument includes U.S equities, International equities, Lifecycle Fund and Short-term investment funds.

Common Collective Trust:  Common collective trust are reported at NAV or alternative fair value method by the Trustee when NAV is not available.  These shares are included in Level 2.

ING Stock Funds: ING Groep shares are reported based upon a quoted market price and observable market inputs. These shares are included in Level 2.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Guaranteed investment contracts: The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments.  The GIC is included in Level 2.

7.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Groep shares and GICs that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan.  At December 31, 2010 and 2009, respectively, funds of $609,713,881 and $586,409,531 were held in such investments and are considered party-in-interest transactions.

Supplemental Schedules

ING AMERICAS SAVINGS PLAN AND ESOP
EIN: 52-1317217 and Plan No. 001
Schedule G, Part III Nonexempt Transactions
Year ended December 31, 2010

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer, or other party-in- interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction
-
ING Life Insurance and Annuity Company	Recordkeeper	Receipt of float revenue		-	-	-	-	-	$ 516,856

ING Life Insurance and Annuity Company	Recordkeeper	Receipt of sub-transfer agency fees	-	-	-	-	-	-	$ 1,820,594

ING AMERICAS SAVINGS PLAN AND ESOP
EIN: 52-1317217     Plan No.: 001
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
At December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or	Description of	Current
	Similar Party	Investment	Value
	Equity Index Trust	Common Collective Trust	$111,404,549
	Goldman Sachs Collective Trust Strategic Value Fund	Common Collective Trust	26,399,122
*	ING International Value Fund - Class I	Mutual Fund Shares	43,676,260
*	ING Leveraged Stock Fund - Class I	Stock Fund Shares	31,317,389
*	ING Market Stock Fund	Stock Fund Shares	42,568,645
*	ING Real Estate Fund - Class I	Mutual Fund Shares	26,838,164
*	ING Solution 2015 Portfolio - Initial Class	Mutual Fund Shares	11,669,115
*	ING Solution 2025 Portfolio - Initial Class	Mutual Fund Shares	20,730,362
*	ING Solution 2035 Portfolio - Initial Class	Mutual Fund Shares	24,290,747
*	ING Solution 2045 Portfolio - Initial Class	Mutual Fund Shares	20,857,865
*	ING Solution 2055 Portfolio - Initial Class	Mutual Fund Shares	719,842
*	ING Solution Income Portfolio - Initial Class	Mutual Fund Shares	3,413,866
*	ING VP Small Cap Opportunities Portfolio - Initial Class	Mutual Fund Shares	13,224,264
	Mainstay Large Cap Growth Fund	Mutual Fund Shares	109,711,583
	Nuveen NWQ Small/Mid-Cap Value Fund - Class R	Mutual Fund Shares	7,881,616
	Notes Receivable from participants	**	19,521,179
	PIMCO Total Return Fund - Institutional Shares	Mutual Fund Shares	56,126,200
	Russell Small Cap Completeness Index SL Series Fund	Common Collective Trust	77,911,363
*	Stable Value Option Fund	Guaranteed Investment Contract	370,407,364	***
	Vanguard International Growth Fund	Mutual Fund Shares	57,183,739
	Vanguard Total Bond Market Index Fund - Signal Shares	Mutual Fund Shares	4,998,372
			$1,080,851,606
Note: Column (d) cost information is omitted for all participant directed investments.

*	Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently the prime interest rate plus 1%. Current interest rates on participant loans range from 4.25% to 9.25% as of
	December 31, 2010. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant Loans range from January 2011 to January 2016 as of December 31, 2010. The repayment periods above the
	maximum of five years are due to grandfathered plans acquired during company acquisitions.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Americas Savings Plan and ESOP
	By:	ING US PENSION COMMITTEE
June 29, 2011		By: /s/	Steven T. Pierson
Dated		Name:	Steven T. Pierson
		Title:	Chairman, ING U.S. Pension Committee